November 8, 2024

Jerel Banks
Chief Executive Officer
Benitec Biopharma Inc.
2029 Century Park East, Suite 2400
Los Angeles, CA 90067-3010

       Re: Benitec Biopharma Inc.
           Registration Statement on Form S-3
           Filed November 1, 2024
           File No. 333-282957
Dear Jerel Banks:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Doris Stacey Gama at 202-551-3188 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Louis Rambo, Esq.